The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226

May 14, 2013

By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:	David R. Humphrey, Accounting Branch Chief Division of Corporation Finance

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-09148

Dear Mr. Humphrey:

As Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated May 9, 2013 (the “Commission Comment Letter”).

Set forth below is the response of the Company to the comment of the Staff. For convenience of reference, the Staff comment is reprinted in bold and is followed by the corresponding response of the Company.

When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Non-GAAP Results – Reconciled to Amounts Reported under GAAP, page 42

1.
We note that column (a) represents the elimination of additional European operations that you intend to exit in 2013, and that these operations do not currently meet requirements to be classified as discontinued operations.  Please tell us why these operations do not meet the standards to be classified as discontinued operations, when you expect you will meet these standards, and why you believe including these items in the calculation of your non-GAAP measures is appropriate.

Response:

We acknowledge the Staff’s comment.

We intend to exit the additional European operations noted in column (a) of our reconciliation of our GAAP results to our Non-GAAP results either through a shutdown

U.S. Securities and Exchange Commission
May 14, 2013

or a sale during 2013.  At the date we issued our financial statements for the year ended December 31, 2012, we did not believe a disposition by sale was probable.  We are committed to shutting down the operations in 2013 if we are not able to sell.

The additional European operations did not meet the requirements to be classified as discontinued operations in our 2012 financial statements based on the criteria described in ASC Topic 205-20-45-1.  These criteria require a component to have been disposed of or be classified as held for sale in order to be reported as discontinued operations. At the date we issued our financial statements for the year ended December 31, 2012, these operations had not been disposed of and did not meet the requirements under ASC 360-10-45-9 to be classified as held for sale. Specifically, the operations did not meet the criterion at ASC 360-10-45-9 (d) because at that time we did not believe that a sale within one year was probable.

In addition, as of the date we issued our 2012 financial statements, we did not believe the additional European operations could be considered “disposed of” under ASC 360-10-35-47, which states that “a long-lived asset to be abandoned is disposed of when it ceases to be used.”  EITF Topic No. D-104, “Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144” further clarifies that when “a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with Statement 144 [now ASC 205-20] until all operations, including run-off operations, cease.”  As of the date we filed our 2012 financial statements, the European operations at issue remained operational.

We believe that during 2013 we will be able to meet the standards requiring classification of these operations as discontinued operations when we (1) identify a potential sale transaction that we believe is probable of occurring within one year or (2) cease operations.

Until these operations are reclassified as discontinued operations, we believe that the elimination of the results of these operations from our Non-GAAP earnings is consistent with the Company’s disclosure, in accordance with Regulation G, regarding management’s belief that the elimination of specific income and expense items assists the users of our financial statements in assessing our current performance, estimating future results and comparing period-to-period results.  As described on page 6 of our 2012 Form 10-K, our strategy includes reducing presence in underperforming markets.  Based on our commitment to exit these additional European operations, we believe that presenting Non-GAAP results that exclude these operations is both relevant and helpful for investors to understand how we view the performance of our consolidated business in the context of our strategy.

***************

U.S. Securities and Exchange Commission
May 14, 2013

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9628 or our Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.

Sincerely,

/s/ Joseph W. Dziedzic

Vice President
and Chief Financial Officer

cc:           McAlister C. Marshall, II, Esq.